UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

09075X108
(CUSIP Number)

Jack W. Schuler
100 Tri-State International, Suite 125
Lincolnshire, Illinois 60069
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
352,010 (1)

	8	SHARED VOTING POWER
30,794,682

	9	SOLE DISPOSITIVE POWER
352,010 (1)

	10	SHARED DISPOSITIVE POWER
30,794,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,146,692 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 352,010 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.

2.
This percentage is based on a total of 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC (as defined herein) on May 8, 2024, plus an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock (as defined herein) on May 23, 2024 following the approval of the Conversion Proposal (as defined herein).

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,794,682

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,794,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,794,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2024, plus an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock on May 23, 2024 following the approval of the Conversion Proposal.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2020, (the “Initial Schedule 13D”), as amended on January 28, 2022, on April 11, 2022, on November 23, 2022, on August 11, 2023, and on April 9, 2024 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 21, 2024, the Conversion Proposal (as defined in Amendment No. 5) was approved by the Company’s stockholders at its 2024 annual meeting of stockholders. Following such approval of the Conversion Proposal, each share of Series A Preferred Stock automatically converted into 40 Shares on May 23, 2024, with 30,434,280 Shares being issued upon conversion of an aggregate 760,857 shares of Series A Preferred Stock then outstanding.

In connection with the foregoing, the 2,174 shares of Series A Preferred Stock directly held by the Trust automatically converted into 86,960 Shares on May 23, 2024.

Also on May 21, 2024, in connection with Mr. Schuler’s service on the Issuer’s Board, Mr. Schuler was awarded for no additional consideration:

(i)
46,686 RSUs, each one of which represents a contingent right to receive one Share, which will vest in full on March 31, 2025, generally subject to Mr. Schuler’s continued service on the Issuer’s Board. The Shares underlying these RSUs will be issued to Mr. Schuler following Mr. Schuler’s separation from service to the Issuer. In the event Mr. Schuler’s continued service on the Board terminates other than for cause, these RSUs will vest on a prorated basis based on the number of full months of service Mr. Schuler completed during the applicable vesting period. Accordingly, within 60 days of the date of this filing, a total of 11,672 of these RSUs could vest on a prorated basis if Mr. Schuler’s continued service were to terminate other than for cause; the remaining 35,014 RSUs that would not vest within 60 days of the date of this filing have been omitted from Mr. Schuler’s beneficial ownership as reported herein.

(ii)
a stock option representing the right to acquire 37,050 Shares at an exercise price of $1.57, which will vest in full on March 31, 2025, generally subject to Mr. Schuler’s continued service on the Issuer’s Board. In the event Mr. Schuler’s continued service on the Board terminates other than for cause, these options will vest on a prorated basis based on the number of full months of service Mr. Schuler completed during the applicable vesting period. Accordingly, within 60 days of the date of this filing, options representing the right to acquire 9,263 Shares could vest on a prorated basis if Mr. Schuler’s continued service were to terminate other than for cause; the remaining options representing the right to acquire 27,787 Shares that would not vest within 60 days of the date of this filing have been omitted from Mr. Schuler’s beneficial ownership as reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 6 is incorporated by reference herein.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 6 Pages
Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 31,146,692 Shares, which represents approximately 21.4% of the Shares outstanding.

Mr. Schuler’s beneficial ownership consists of (i) 55,365 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (ii) 296,645 Shares that Mr. Schuler has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, and (iii) 30,794,682 Shares held by the Trust, representing approximately 21.2% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of (i) 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2024, (ii) an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock on May 23, 2024 following the approval of the Conversion Proposal, and, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, (iii) 352,010 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 30,794,682 Shares beneficially owned by the Trust.

(c) The response to Item 3 of this Amendment No. 6 is incorporated by reference herein. Except as set forth in this Amendment No. 6, no transactions in the Shares have been effected by the Reporting Persons since the filing of Amendment No. 5.

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

May 23, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).